SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JANUARY 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: January 25, 2022

List of materials

Documents attached hereto:

i) Press release: Sony Semiconductor Solutions Completes Initial Equity Investment in Japan Advanced Semiconductor Manufacturing

January 25, 2022
Sony Group Corporation

Sony Semiconductor Solutions Completes Initial Equity Investment in Japan Advanced Semiconductor Manufacturing

Sony Semiconductor Solutions Corporation (“SSS”), a wholly-owned subsidiary of Sony Group Corporation (“Sony”), today completed its initial equity investment in Japan Advanced Semiconductor Manufacturing, Inc. (“JASM”), a foundry service subsidiary of Taiwan Semiconductor Manufacturing Company Limited, pursuant to the definitive agreements previously announced on November 9, 2021.  Including this investment, SSS will make a total equity investment of approximately 0.5 billion U.S. dollars in JASM in stages over the next two years.

Although JASM has become an affiliate of Sony accounted for using the equity method as a result of this investment, this transaction is not anticipated to have a material impact on Sony’s forecast for its consolidated financial results for the fiscal year ending March 31, 2022.

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